UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40207

Waldencast plc

(Translation of Registrant’s name into English)

10 Bank Street, Suite 560

White Plains, New York, 10606

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment to Form 6-K is to correct the Exhibit 99.1, which contains the press release (the “Press Release”), and the Exhibit 99.2, which contains the earnings release supplement for the quarter ended September 30, 2022 (the “Earnings Supplement”) to the Form 6-K originally furnished to the Securities and Exchange Commission on November 10, 2022 (the “Original Form 6-K”). The Company is amending the Original Form 6-K in order to furnish a corrected press release (the “Corrected Press Release”) and a corrected earnings release supplement for the quarter ended September 30, 2022 (the “Corrected Earnings Supplement”). The Corrected Press Release and the Corrected Earnings Supplement amend the preliminary third quarter net loss figure from $16.8 million to $14.0 million, including the related adjustments. The revision to the net loss figure corresponds to the change in fair value of warrants and has no cash impact. This amendment to the Original Form 6-K is the updated version of the press release and earnings release supplement for the quarter ended September 30, 2022.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc corrected press release.
99.2	Waldencast plc corrected Supplemental Information for the quarter ended September 30, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: November 25, 2022	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

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